SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 21, 2002

By: /s/ [signature]

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of a Notice regarding the adjustment of the exchange ratio for the BNDES Notes.

2. One copy of the Company's Notice of Record Date and Payment of Dividends related to the Second Half of 2001, dated March 19, 2002.

3. One copy of the Company's Notice of Record Date and Payment of Interest on Shareholders' Equity related to the First Quarter of 2002, dated March 19, 2002.

EXHIBIT 1

NOTICE

As a result of the preferred share dividend approved by the shareholders of Embraer – Empresa Brasileira de Aeronáutica S.A. at a meeting held on March 1, 2002, and paid to holders of Embraer ADSs on March 12, 2002, the exchange ratio for the BNDES 6½ % Exchangeable Notes due 2006 has been adjusted pursuant to the anti-dilution provisions of the Indenture between BNDES, as Issuer, and The Chase Manhattan Bank (now JP Morgan Chase Bank), as Trustee, dated as of June 19, 2001. The new exchange ratio, effective as of March 4, 2002, is 24.264 Embraer ADSs per $1,000 principal amount of Notes.

EXHIBIT 2

March 19, 2002.

EMBRAER

Embraer
Empresa Brasileira
de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170
12227-901 - S. J. dos Campos - SP
Brasil

To
Mr. Roy Marmelo
Vice President
JP Morgan
60 Wall Street
New York NY
10260-0060

Fax: 212 648 5104

Notice of Record Date and Payment of Dividends related to the Second Half of 2001.

Embraer – Empresa Brasileira de Aeronáutica S/A (the "Company") informs that the Board of Directors meeting of today approved a cash distribution of payment of dividends to its shareholders of record in Brazil as of March 20, 2002, at the rate of R$ 0.16662 per preferred share and R$ 0.15147 per common share.

As one American Depositary Share represents four shares of the Company's preferred shares, the second half 2001 dividends per American Depositary Share will be R$ 0.66648 Brazilian reais.

Due to the current floating exchange rate, the Company can not predict a specific dollar amount from the conversion of the value into U.S. Dollar at the time of payment thereof.

Do not hesitate to contact me at the phone number (55 12) 3927 1083 or Anna Cecilia Bettencourt at the phone number (55 12) 3927 1106, if you have any question.

Sincerely,

Carlos Rocha Villela
Legal Council & Executive Vice President

Copy: Mr. Marcos Rivero – Fax 302 552-0340
Copy: Mrs. Maria Aparecida Simionato – Fax 11 237 5580
Copy: Mrs. Vanda Bernardes – Fax: 202 508-8100

EXHIBIT 3

March 19, 2002.

EMBRAER

Embraer
Empresa Brasileira
de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170
12227-901 - S. J. dos Campos - SP
Brasil

To
Mr. Roy Marmelo
Vice President
JP Morgan
60 Wall Street
New York NY
10260-0060

Fax: 212 648 5104

Notice of Record Date and Payment of Interest on Shareholders' Equity related to the First Quarter of 2002.

Embraer – Empresa Brasileira de Aeronáutica S/A (the "Company") informs that the Board of Directors meeting of today approved a cash distribution of payment of Interest on Shareholders' Equity to its shareholders of record in Brazil as of March 20, 2002, at the rate of R$ 0.08554 per preferred share and R$ 0.07777 per common share. In accordance with the Brazilian law, the Interest on Shraeholders' Equity is subject to the Brazilian withholding tax at the rate of 15% or 25% if the beneficiary is a resident in a tax haven.

As one American Depositary Share represents four shares of the Company's preferred shares, the 1st quarter interest on shareholders' equity per American Depositary Share will be R$ 0.34216 Brazilian reais.

Due to the current floating exchange rate, the Company can not predict a specific dollar amount from the conversion of the value into U.S. Dollar at the time of payment thereof.

Do not hesitate to contact me at the phone number (55 12) 3927 1083 or Anna Cecilia Bettencourt at the phone number (55 12) 3927 1106, if you have any question.

Sincerely,

Carlos Rocha Villela
Legal Council & Executive Vice President

Copy: Mr. Marcos Rivero – Fax 302 552-0340
Copy: Mrs. Maria Aparecida Simionato – Fax 11 3247 5901
Copy: Mrs. Vanda Bernardes/Mônica Silva – Fax: 1-212-848-7179